# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aureus Greenway Holdings Inc., CIK 0002009312
CUSIP: 05156D102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2995 Remington Boulevard, Kissimmee, Florida (FL), 34744
Date of event which requires filing of this statement: 07/25/2025
Filed by CIK 0002079897
Persons authorized to receive notices and communications: Michael Canarick, The Steven Scopellite 2021 IRR, 11 Wharf Avenue, Suite C3, Red Bank, New Jersey (NJ), 07701, (813) 482-2999

## Reporting persons
- The Steven Scopellite 2021 IRR (CIK 0002079897): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 650,000; sole dispositive power 0; shared dispositive power 650,000; aggregate amount beneficially owned 650,000 (4.4% of the class)
  Comment: (1) The number of shares in Rows 8, 10 and 11 represents 650,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of Aureus Greenway Holdings Inc. (the "Issuer"), held by The Steven Scopellite 2021 IRR (the "Trust"). Michael Canarick is the trustee of the Trust. As trustee, Michael Canarick exercises voting and investment control over the securities held by the Trust. Steven Scopellite, as grantor of the Trust, may be deemed to share voting and dispositive power over the securities held by the Trust with the trustee, Michael Canarick. Each disclaims beneficial ownership of the securities held by the Trust except to the extent of their respective pecuniary interests.
  
  (2) The Trust also holds 10,000,000 shares of Series A Preferred Stock, par value $0.001 per share (the "Preferred Stock"), which are not convertible into common stock. Each share of the Preferred Stock entitles the Trust to votes equal to twenty (20) votes per share of Preferred Stock held.
  
  (3) The reported beneficial ownership percentage in Row 13 is based on 14,608,988 shares of Common Stock as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on August 4, 2025.
  
  (4) The Trust is the sole holder of all issued and outstanding shares of Preferred Stock and after giving effect to the voting rights of such Preferred Stock and the voting rights of the Common Stock beneficially owned by the Trust, the aggregate voting power held by the Trust would be 93.5% of all voting rights of the Issuer's voting securities (based on 214,608,988 aggregate votes).
- Michael Canarick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 650,000; sole dispositive power 0; shared dispositive power 650,000; aggregate amount beneficially owned 650,000 (4.4% of the class)
  Comment: (1) The number of shares in Rows 8, 10 and 11 represents 650,000 shares of Common Stock of the Issuer, held by the Trust. Michael Canarick is the trustee of the Trust. As trustee, Michael Canarick exercises voting and investment control over the securities held by the Trust. Steven Scopellite, as grantor of the Trust, may be deemed to share voting and dispositive power over the securities held by the Trust with the trustee, Michael Canarick. Each disclaims beneficial ownership of the securities held by the Trust except to the extent of their respective pecuniary interests.
  
  2) The Trust also holds 10,000,000 shares of Series A Preferred Stock, which are not convertible into common stock. Each share of the Preferred Stock entitles the Trust to votes equal to twenty (20) votes per share of Preferred Stock held.
  
  (3) The reported beneficial ownership percentage in Row 13 is based on 14,608,988 shares of Common Stock as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on August 4, 2025.
  
  (4) The Trust is the sole holder of all issued and outstanding shares of Preferred Stock and after giving effect to the voting rights of such Preferred Stock and the voting rights of the Common Stock beneficially owned by the Trust, the aggregate voting power held by the Trust would be 93.5% of all voting rights of the Issuer's voting securities (based on 214,608,988 aggregate votes).
- Steven Scopellite: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 650,000; sole dispositive power 0; shared dispositive power 650,000; aggregate amount beneficially owned 650,000 (4.4% of the class)
  Comment: (1) The number of shares in Rows 8, 10 and 11 represents 650,000 shares of Common Stock of the Issuer, held by the Trust. Michael Canarick is the trustee of the Trust. As trustee, Michael Canarick exercises voting and investment control over the securities held by the Trust. Steven Scopellite, as grantor of the Trust, may be deemed to share voting and dispositive power over the securities held by the Trust with the trustee, Michael Canarick. Each disclaims beneficial ownership of the securities held by the Trust except to the extent of their respective pecuniary interests.
  
  (2) The Trust also holds 10,000,000 shares of Series A Preferred Stock, which are not convertible into common stock. Each share of the Preferred Stock entitles the Trust to votes equal to twenty (20) votes per share of Preferred Stock held.
  
  (3) The reported beneficial ownership percentage in Row 13 is based on 14,608,988 shares of Common Stock as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on August 4, 2025.
  
  (4) The Trust is the sole holder of all issued and outstanding shares of Preferred Stock and after giving effect to the voting rights of such Preferred Stock and the voting rights of the Common Stock beneficially owned by the Trust, the aggregate voting power held by the Trust would be 93.5% of all voting rights of the Issuer's voting securities (based on 214,608,988 aggregate votes).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Aureus Greenway Holdings Inc.
Address of issuer's principal executive offices: 2995 Remington Boulevard, Kissimmee, Florida (FL), 34744

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by The Steven Scopellite 2021 IRR, Michael Canarick and Steven Scopellite (collectively, the "Reporting Persons"). Michael Canarick, as the trustee, and Steven Scopellite, as the grantor, of The Steven Scopellite 2021 IRR, share power to vote and dispose of the securities reported herein.
Residence or business address: The address of the Reporting Persons is 11 Wharf Avenue, Suite C3, Red Bank, NJ 07701.
Present principal occupation or employment:
The Steven Scopellite 2021 IRR was established as a trust for the benefit of Mr. Scopellite's family.
The principal occupation of Michael Canarick is working as an attorney.
Mr. Steven Scopellite is retired.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The Steven Scopellite 2021 IRR is a United States trust.
Michael Canarick and Steven Scopellite are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities were acquired by the Trust using personal funds to purchase 650,000 shares of Common Stock at a price of $0.975 per share, for a total purchase price of $633,750, and 10,000,000 shares of Series A Preferred Stock at a price of $0.01 per share for a total purchase price of $100,000. The transaction closed on July 25, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: The Steven Scopellite 2021 IRR acquired beneficial ownership of the securities reported herein for investment purposes. The Reporting Person's do not have any current plans or proposals which would result in any of the matters listed in Item 4(a) - (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Trust owns 650,000 shares of common stock. Michael Canarick is the trustee of the Trust. As trustee, Michael Canarick exercises voting and investment control over the securities held by the Trust. Steven Scopellite, as grantor of the Trust, may be deemed to share voting and dispositive power over the securities held by the Trust with the trustee, Michael Canarick. Each disclaims beneficial ownership of the securities held by the Trust except to the extent of their respective pecuniary interests.

The Trust also holds 10,000,000 shares of Series A Preferred Stock, which are not convertible into common stock. Each share of the Preferred Stock entitles the Trust to votes equal to twenty (20) votes per share of Preferred Stock held.

The reported beneficial ownership percentage in Row 13 is based on 14,608,988 shares of Common Stock as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on August 4, 2025.

The Trust is the sole holder of all issued and outstanding shares of Preferred Stock and after giving effect to the voting rights of such Preferred Stock and the voting rights of the Common Stock beneficially owned by the Trust, the aggregate voting power held by the Trust would be 93.5% of all voting rights of the Issuer's voting securities (based on 214,608,988 aggregate votes).
Number of shares as to which each person has sole or shared power to vote or dispose:
The Trust owns 650,000 shares of common stock. Michael Canarick is the trustee of the Trust. As trustee, Michael Canarick exercises voting and investment control over the securities held by the Trust. Steven Scopellite, as grantor of the Trust, may be deemed to share voting and dispositive power over the securities held by the Trust with the trustee, Michael Canarick. Each disclaims beneficial ownership of the securities held by the Trust except to the extent of their respective pecuniary interests.

The Trust also holds 10,000,000 shares of Series A Preferred Stock, par value $0.001 per share (the "Preferred Stock"), which are not convertible into common stock. Each share of the Preferred Stock entitles the Trust to votes equal to twenty (20) votes per share of Preferred Stock held.

The reported beneficial ownership percentage in Row 13 is based on 14,608,988 shares of Common Stock as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on August 4, 2025.

The Trust is the sole holder of all issued and outstanding shares of Preferred Stock and after giving effect to the voting rights of such Preferred Stock and the voting rights of the Common Stock beneficially owned by the Trust, the aggregate voting power held by the Trust would be 93.5% of all voting rights of the Issuer's voting securities (based on 214,608,988 aggregate votes).
Transactions in the class effected during the past sixty days: There have been no transactions in the class of securities reported on that were effected within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Joint Filing Agreement, by and among the Reporting Persons (filed herewith)

## Signatures
- The Steven Scopellite 2021 IRR: /s/ Michael Canarick, Michael Canarick/Trustee (08/06/2025)
- Michael Canarick: /s/ Michael Canarick, Michael Canarick/Trustee (08/06/2025)
- Steven Scopellite: /s/ Steven Scopellite, Steven Scopellite (08/06/2025)